NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

940-367-6154

June 10, 2021

Karina Dorin

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Pharmagreen Biotech Inc.

Offering Statement on Form 1-A

Filed April 14, 2021

Commission File No. 024-11505

Dear Ms. Dorin:

This is in response to the letter of comment of the Staff dated May 11, 2021, relating to the captioned Offering Statement on Form 1-A of Pharmagreen Biotech Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement on Form 1-A

Cover Page

1.Please revise your offering statement cover page to provide a cross-reference to the risk factors section and state the approximate date of commencement of the proposed sale to the public.

Please be advised that, in response to such comment, disclosure has been added to the cover page that includes a reference to the risk factors section and that states the approximate date of commencement of the proposed sale to the public.

2.Please clarify on your offering statement cover page that if the minimum purchase requirement of $1,000 is satisfied, any additional purchase must be in an amount of at least $250.00. In this regard, we note your disclosure on page 19.

Please be advised that, in response to such comment, clarifying disclosure has been added to the cover page.

U.S. Regulation - Hemp, page 26

3.We note your disclosure that the “Farm Bill of 2018 removed hemp and all of its derivatives from the Controlled Substances Act.” Please revise your disclosure to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and requirements for any hemp-derived cannabinoid product to be excluded from Schedule 1 of the Controlled Substances Act. Please also explain the relevance of the 2018 Farm Bill to your business plan.

Please be advised that, in response to such comment, the disclosure has been clarified; in addition, hemp-related disclosure has been revised and added throughout the offering circular.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Capital Resources and Liquidity, page 28

4.We note your disclosure that as a result of the voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, various convertible note holders triggered default provisions on your outstanding convertible notes. Please disclose the impact of entering and emerging from Chapter 11 Bankruptcy proceedings on your liquidity, debt obligations, financial position and results of operations.

Please be advised that, in response to such comment, additions to disclosure under “Capital Resources and Liquidity” and “Results of Operations” have been made.

Plan of Business, page 29

5.We note your current business plan calls for the construction of Biotech Complex that is projected to cost approximately $15 million. However, it appears from Use of Proceeds section on page 16, that allocated offering proceeds will not satisfy cash requirements for the Biotech Complex for the next 12 months. Please revise to include your plan of operation for the next 12 months and provide other disclosures required by Item 9(c) of the Offering Circular to Form 1-A.

Please be advised that, in response to such comment, the relevant disclosure has been revised to include disclosures required by Item 9(c) of Form 1-A.

Certain Relationships and Related Transactions, page 34

6.Please describe in this section the transaction involving the issuance of shares of Series A Super Voting Preferred Stock to Peter Wojcik.

Please be advised that, in response to such comment, disclosure the describes the subject transaction has been added.

Financial Statements

Notes to the Condensed Consolidated Financial

Statements, December 31, 2020

1.Nature of Business and Continuance of Operations, page F-5

7.We note your disclosure that on October 9, 2020 a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York which effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection. Please clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting and tell us how you concluded the accounting and reporting requirements under the guidance ASC 852-10-45-17 to 45-28 and ASC 852-10-50-7 are not applicable to your financial statements for the three months ended December 31, 2020. Revise your financial statements and disclosures as appropriate.

ASC 852-10-45-19 states that “If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity shall adopt fresh-start reporting upon its emergence from Chapter 11. The loss of control contemplated by the plan must be substantive and not temporary. That is, the new controlling interest must not revert to the shareholders existing immediately before the plan was filed or confirmed.”

On August 11, 2020, the Company voluntarily filed for petitions for relief under Chapter 11 proceedings of the U.S. Bankruptcy Code.  On October 9, 2020, a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York, on an action filed by EMA Financial LLC. This effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection.

As relief under Chapter 11 was effectively denied, there was no reorganization and the holders of existing voting shares immediately before the confirmation did not receive less than 50% of the voting shares of the emerging entity.  As a result, the entity did not adopt fresh-start reporting.

ASC 852-10-45-17 states that “Entities whose plans have been confirmed by the court and have thereby emerged from Chapter 11 shall apply the reporting principles in paragraphs 852-10-45-19 through 45-29 as of the confirmation date or as of a later date, as discussed in the following paragraph, when all material conditions precedent to the plan’s becoming binding are resolved.”

No plans were confirmed by the court as the Company emerged from bankruptcy proceedings and protections as a result of an action filed by a debtholder.  As no plans were confirmed by the court and never became binding, the Company did not apply the reporting principles in paragraphs 852-10-45-19 through 45-28.

In addition, as the Company did not adopt fresh start reporting based on the guidance in ASC 852-10-45-19 it did not apply the guidance on additional disclosures contained in ASC 852-10-50-7.

Consolidated Statements of Operations and

Comprehensive Income (Loss), page F-19

8.Please revise to present the impairment loss from property and equipment within operating expenses, included in net loss before other income (expenses). Refer to guidance in ASC 360-10-45-4.

Please be advised that, in response to such comment, the subject presentation has been revised to comply with such comment.

Notes to the Consolidated Financial Statements,

Year ended September 30, 2020 and 2019

1.Nature of Business and Continuance of Operations, page F-22

9.We note your disclosure that you filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the District Bankruptcy Court for the District of Nevada on August 7, 2020. You also disclosed that the Company filed motions with the Court seeking authorization to continue to operate its businesses as “debtors-inpossession” under the jurisdiction of the Court. Please explain in detail why the financial statements for the periods during reorganization proceedings presented here are not labeled as “debtors-in-possession”. In addition, tell us and disclose whether you filed a plan of reorganization and disclosure statement with the court and whether the court confirmed the reorganization plan and issued a final decree of your case. Refer to ASC 852-10-55-2 and revise your financial statements and disclosures as appropriate.

The Company filed voluntary petitions for reorganization on August 7, 2020, however, various convertible noteholders filed a motion to dismiss the bankruptcy case shortly thereafter.  On September 30, 2020 a hearing to determine whether bankruptcy case was held and the motion to dismiss the bankruptcy case was granted and the case was dismissed on October 7, 2020.

ASC 852-10-55-2 states as follows “The following Example illustrates the guidance in paragraphs 852-10-45-1 through 45-13 and 852-10-50-2 through 50-3 relating to financial statement reporting practices during the period that an entity is in reorganization. Illustrative financial statements and accompanying notes follow.”

In addition, ASC 852-10-45-10 states as follows “For the purpose of presenting an entity’s financial evolution during a Chapter 11 reorganization (see paragraph 852-10-10-1), the financial statements for periods including and after filing the Chapter 11 petition shall distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.”

The Company did not file a plan of reorganization and the court did not confirm a reorganization plan. As a motion to dismiss the Company’s Chapter 11 reorganization was filed and no plan of reorganization was filed, the Company did not have transactions or events associated with a reorganization to disclose.  In addition, as the Chapter 11 reorganization contested and ultimately dismissed the Company was not operating as Debtor in Possession. As a result, the Company does not believe that the disclosures provided in ASC 852-10-55-2 were applicable or beneficial to users.

10.Considering the comment above, please explain in detail how you considered the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC 852-10-50 applicable to entities during reorganization proceedings under Chapter 11. Revise your financial statements and disclosures as appropriate.

The financial statement presentation requirements in ASC 852-10-45 apply to an entity’s evolution during a Chapter 11 reorganization.  In determining whether these disclosures were applicable the Company assessed whether it was going through a reorganization process.

While the Company voluntarily filed for petitions for relief under Chapter 11 proceedings of the U.S. Bankruptcy Code, various convertible noteholders filed a motion to dismiss the bankruptcy case shortly thereafter.  As a result, the process of reorganization never really commenced.

Then on September 30, 2020 a hearing to determine whether bankruptcy case was held and the motion to dismiss the bankruptcy case was dismissed on October 7, 2020. At that time the reorganization was no longer an option.

As relief under chapter 11 was effectively denied, there was no reorganization, and the holders of existing voting shares immediately before the confirmation did not receive less than 50% of the voting shares of the emerging entity.  As a result, the entity did not adopt fresh-start reporting as described in ASC 852-45-19.

As the Company’s attempt at reorganization was contested and dismissed the Company did not believe that providing disclosures in ASC 852-10-45 regarding a reorganization that was never going to happen was in the user’s best interest.

In addition, as there was no reorganization or change to any of the Company’s assets, liabilities or equity as a result of the Chapter 11 filing the Company believes none of the disclosures in ASC 852-10-50 were applicable.

General

11.We note your disclosure on page 24 that your management team determined to shift your focus to locations outside of Canada, in particular in the United States, and is currently evaluating potential locations within Nevada for the Biotech Complex. We also note your disclosure on page 26 that your planned operations in the State of Nevada will be required to comply with the laws and regulations of Nevada relating to industrial hemp. Please substantially revise your disclosure throughout the offering statement, including your risk factor disclosure, to discuss the federal and state laws that regulate your planned operations in the United States and the potential impact of such laws related to your proposed operations. For example, please clarify whether your planned operations are subject to the Controlled Substances Act of 1970 and/or regulation by the U.S. Food & Drug Administration.

Please be advised that, in response to such comment, the hemp-related disclosure has been added and, where necessary, revised.

12.Please revise to discuss and file as an exhibit your consulting agreement executed on December 13, 2020 or tell us why you do not believe you are required to do so. See Item 17(6) of Part III of Form 1-A. In that regard, we note your disclosure on page F-15.

Please be advised that, in response to such comment, the subject consulting agreement has been included as an exhibit to the Offering Statement.

13.We note that Section 6 of the form of subscription agreement filed as Exhibit 4.1 provides that any action brought to enforce, or otherwise arising out of, the agreement shall be heard and determined in either a Federal or state court sitting in the County of Clark, State of Nevada, and the parties consent to jurisdiction in the State of Nevada. Please disclose whether this is intended to be an exclusive forum provision. We may have additional comments.

Please be advised that, in response to such comment, Section 6 has been revised.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ ERIC NEWLAN

Eric Newlan

Managing Member

cc: Pharmagreen Biotech Inc.